Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

Two separate special meetings of shareholders of iShares Trust were held on November 4, 2009. The shareholder meetings for the iShares Dow Jones U.S. Home Construction, iShares Dow Jones U.S. Insurance, iShares Dow Jones U.S. Medical Devices and iShares Dow Jones U.S. Oil & Gas Exploration & Production Index Funds were adjourned until November 19, 2009.  The shareholder meeting for the iShares Dow Jones U.S. Medical Devices Index Fund was subsequently adjourned until November 30, 2009 and at that date was further adjourned until December 22, 2009.  The proposals acted upon by shareholders at the special meetings and the results of the shareholder vote were as follows:

First Meeting

Shareholders of the Funds, except for the iShares Dow Jones U.S. Medical Devices Index Fund, approved Proposal 1.  Proposal 2 did not apply to the Funds.

Proposal 1
To approve a new investment advisory agreement between the Trust and BGFA, on behalf of each Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc. (the “Transaction”).

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
Dow Jones U.S. Aerospace & Defense	1,307,719	23,392	17,761	268,815
Dow Jones U.S. Broker-Dealers	3,007,039	26,628	23,326	388,852
Dow Jones U.S. Healthcare Providers	1,539,705	10,375	11,438	-
Dow Jones U.S. Home Construction	9,918,930	245,643	365,332	1,548,768
Dow Jones U.S. Insurance	571,934	7,905	10,067	201,112
Dow Jones U.S. Oil & Gas Exploration & Production	3,823,396	54,232	43,372	-
Dow Jones U.S. Oil Equipment & Services	3,090,786	56,569	70,760	1,108,354
Dow Jones U.S. Pharmaceuticals	1,027,647	26,973	11,479	-
Dow Jones U.S. Regional Banks	2,529,552	94,183	48,696	468,540

Proposal 2
To approve a change in the classification of certain funds’ investment objective from a fundamental investment policy to a non-fundamental investment policy.

Second Meeting

This proposal was approved by the shareholders of the Trust.  All nominees who previously served as Trustees of the Trust were re-elected and the term of their election commenced immediately.  Robert S. Kapito was newly elected as a Trustee to the Trust and the term of his election took effect upon the consummation of the Transaction.

Proposal 1**
To elect a Board of Trustees of the Trust.

Independent Trustee	Votes For	Votes Withheld
George G.C. Parker	3,275,616,398	76,114,140
J. Darrell Duffie	3,155,645,073	196,085,465
Cecilia H. Herbert	3,284,632,277	67,098,261
Charles A. Hurty	3,283,313,465	68,417,073
John E. Kerrigan	3,285,163,741	66,566,797
John E. Martinez	3,284,826,244	66,904,294
Robert H. Silver	3,294,357,381	57,373,157

Interested Trustee	Votes For	Votes Withheld
Robert S. Kapito	3,229,642,767	122,087,770
Lee T. Kranefuss	2,147,369,285	1,204,361,252

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.

  **           Denotes Trust-wide proposal and voting results.